                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K



[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
         For the Plan year ended December 31, 2002

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
         For the transition period from __________ to ____________ .


                        COMMISSION FILE NUMBER 001-12335


A. Full title of the plan and the address of the plan if different from that of the issuer named below:

                          BUTLER MANUFACTURING COMPANY
                  BIRMINGHAM HOURLY EMPLOYEE SAVINGS TRUST PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          BUTLER MANUFACTURING COMPANY
                              1540 GENESSEE STREET
                             KANSAS CITY, MO 64102

                                    CONTENTS

                                                                                      PAGE
                                                                                      ----
Independent Auditor's Report                                                            1

AUDITED FINANCIAL STATEMENTS:
Statement of Net Assets Available for Benefits                                          2
Statement of Changes in Net Assets Available for Benefits                               3
Notes to Financial Statements                                                           4

Signature Page                                                                          8

Exhibit Index                                                                           9
Exhibit 23     Independent Auditors' Consent
Exhibit 99.1   Certification of Periodic Report
Exhibit 99.2   Certification of Periodic Report

                          INDEPENDENT AUDITORS' REPORT



The Retirement Administrative Committee
Butler Manufacturing Company:


We have audited the accompanying statements of net assets available for benefits of the Butler Manufacturing Company Birmingham Hourly Employee Savings Trust Plan (the Plan) as of December 31, 2002, and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP






Kansas City, Missouri
May 30, 2003

                          BUTLER MANUFACTURING COMPANY
                 BIRMINGHAM HOURLY EMPLOYEE SAVINGS TRUST PLAN

                                 EIN: 44-0188420
                                    PN: 043

                 Statements of Net Assets Available for Benefits

                           December 31, 2002 and 2001

                                                   2002           2001
                                                 --------       -------
Assets:
  Investments:
    Fidelity Management Trust Company:
      Managed Income Portfolio                   $ 60,076        62,853
      Puritan Fund                                 88,469       141,673
      Magellan Fund                               173,759       244,284
      Equity Income Fund                           48,583        69,108
      Retirement Money Market Trust               144,034       177,762
      Aggressive Growth Fund                        1,544         3,171
      Other                                           778         2,315
    Butler common stock fund                        3,036         4,992
    Participant loans outstanding                  24,490        66,040
                                                 --------       -------
          Total investments                       544,769       772,198

Receivables:
  Employee contributions receivable                  --           1,102
                                                 --------       -------
          Total receivables                          --           1,102
                                                 --------       -------
          Net assets available for benefits      $544,769       773,300
                                                 ========       =======

See accompanying notes to financial statements.

                          BUTLER MANUFACTURING COMPANY
                 BIRMINGHAM HOURLY EMPLOYEE SAVINGS TRUST PLAN

                                 EIN: 44-0188420
                                    PN: 043

           Statements of Changes in Net Assets Available for Benefits

                     Years ended December 31, 2002 and 2001

                                                                2002            2001
                                                             ---------        --------
Contributions:
  Employee                                                   $   1,321          46,621
                                                             ---------        --------
          Total contributions                                    1,321          46,621
                                                             ---------        --------

Investment income:
  Net depreciation in fair value of investments                (83,787)        (62,912)
  Interest and dividends                                        14,524          27,744

Other:
  Distributions                                               (159,178)       (158,604)
  Administrative expenses                                       (1,411)         (1,448)
  Net transfers from another employer-sponsored fund              --             7,408
                                                             ---------        --------
          Decrease in net assets available for benefits       (228,531)       (141,191)

Net assets available for benefits:
  Beginning of year                                            773,300         914,491
                                                             ---------        --------
  End of year                                                $ 544,769         773,300
                                                             =========        ========


See accompanying notes to financial statements.

                          BUTLER MANUFACTURING COMPANY
                  BIRMINGHAM HOURLY EMPLOYEE SAVINGS TRUST PLAN

                                 EIN: 44-0188420
                                    PN: 043

                          Notes to Financial Statements

                           December 31, 2002 and 2001



(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    (A) GENERAL

        In 1993, Butler Manufacturing Company (the Company) established the Birmingham Hourly Employee Savings Trust Plan (the Plan), which is administered by the administrative committee. The investments of the Plan are in the custody of Fidelity Institutional Retirement Services Company. The trustee of the Plan is the Fidelity Management Trust Company (Fidelity), which has been appointed by the administrative committee and thereby holds all assets of the Plan in the Butler Master Savings Plan Trust (Master Trust). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

        The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan document for more complete information.

    (B) BASIS OF PRESENTATION

        The Plan's financial statements are presented on the accrual basis of accounting and present the net assets available for benefits and changes in those net assets. Benefit payments to participants are recorded when paid.

    (C) ASSETS HELD IN MASTER TRUST

        All assets of the Plan are held in the Master Trust and are specifically allocated to each individual plan by participant. Plan assets and changes in plan assets held in trust have been reported by Fidelity based on the fair value of the investments.

        The fair value of marketable securities is based upon quotations from national securities exchanges; where marketable securities are not listed on an exchange, quotations are obtained from brokerage firms. When the fair value of securities is not available, the securities are stated at their estimated fair value. Securities transactions are accounted for on the trade date (the date the order to buy or sell is executed).

        Investments, which exceeded 5% of the net assets available for benefits at December 31, 2002, and 2001, are shown individually in the statements of net assets available for benefits.

    (D) ADMINISTRATIVE EXPENSES

        The expenses incurred by the administrative committee of the Plan in administering plan activity and the expenses incurred by Fidelity in administering the trust, may be paid from the assets of the Plan or by the Company, as the Company elects.

    (E) ELIGIBILITY

        All full-time Birmingham hourly paid factory employees of the Company, having completed six months of employment, are eligible for participation in the Plan.

                          BUTLER MANUFACTURING COMPANY
                  BIRMINGHAM HOURLY EMPLOYEE SAVINGS TRUST PLAN

                                 EIN: 44-0188420
                                     PN: 043

                          Notes to Financial Statements

                           December 31, 2002 and 2001



    (F) VESTING

        All eligible employees participating in the Plan are immediately 100% vested in participant's contributions.

    (G) TERMINATION

        Although it has expressed no intention to do so, the Company's board of directors may terminate the Plan at any time, subject to the provisions of ERISA. If the Plan is terminated, each participant's account balance will be, at the discretion of the Company, distributed in a lump sum or held in trust to be distributed upon each participant's retirement, death, disability, or termination of employment.

    (H) USE OF ESTIMATES

        The Plan utilizes a number of estimates and assumptions related to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(2) CONTRIBUTIONS

    Employees may contribute to the Plan from 1 to 20% of their compensation in 1% increments, subject to applicable Internal Revenue Service (IRS) regulations. Participants may direct investments of their contribution in 1% increments among the funds established by the Company.

(3) DISTRIBUTIONS

    If a participant retires on or after attaining age 55, becomes totally or permanently disabled, dies or terminates employment for any other reason, the full value of the account becomes distributable. If the value of the amount distributable exceeds $5,000, the distribution cannot be made until the participant reaches age 65 or gives consent to the distribution. All distributions must be made prior to April 1 of the calendar year immediately following the date the participant reaches age 70-1/2, even if still employed. All distributions shall be made in a single payment of cash.

(4) IN-SERVICE WITHDRAWALS

    Employee contributions, in part or in total, may be withdrawn for extreme financial hardships. Such financial hardships include college costs, excessive medical expenses, the purchase of a principal residence, or to prevent eviction from a principal residence.

                          BUTLER MANUFACTURING COMPANY
                  BIRMINGHAM HOURLY EMPLOYEE SAVINGS TRUST PLAN

                                 EIN: 44-0188420
                                     PN: 043

                          Notes to Financial Statements

                           December 31, 2002 and 2001



(5) LOANS TO PARTICIPANTS

    At the discretion of the administrative committee, loans may be made to a participant up to the lesser of $50,000 or 50% of the value of the participant's account. No loan may be for an amount less than $1,000. Loans are secured by an assignment of the participant's total account balance in the Plan. Loan maturities may not be less than one year nor exceed five years, except for home loans. Interest rates will be set by the administrative committee in accordance with uniform procedures consistently applied in a manner that does not discriminate in favor of officers, shareholders or highly compensated participants.

(6) ASSETS HELD IN MASTER TRUST

    The net assets of the Master Trust available for all participating plans at December 31 are as follows:


                                                                     2002             2001
                                                                 -----------      -----------
Assets:
  Investments:
    Short-term investments                                       $13,705,245       12,657,351
    Fixed income funds                                            13,732,231       11,868,079
    Domestic equities funds                                       57,629,522       68,108,401
    International equities funds                                   1,461,344        1,507,679
    Butler common stock fund                                       2,765,984        3,321,973
    Participant loans outstanding, at interest rates ranging
      from 9% to 10%                                               3,010,882        3,161,823
                                                                 -----------      -----------
                                                                  92,305,208      100,625,306

Receivables:
  Employee contribution receivable                                    33,174          619,833
  Employer contribution receivable                                        --        1,663,035
                                                                 -----------      -----------
          Total net assets available for benefits                $92,338,382      102,908,174
                                                                 ===========      ===========

                          BUTLER MANUFACTURING COMPANY
                  BIRMINGHAM HOURLY EMPLOYEE SAVINGS TRUST PLAN

                                 EIN: 44-0188420
                                     PN: 043

                          Notes to Financial Statements

                           December 31, 2002 and 2001



The changes in net assets of the Master Trust for the years ended December 31 are as follows:


                                                      2002                2001
                                                 -------------         -----------
Additions:
  Employer contributions                         $       6,737           1,716,159
  Employee contributions                             8,967,929           9,023,088
  Rollovers                                             54,532              52,760
  Interest and dividends                             2,185,031           3,262,692
                                                 -------------         -----------
          Total additions                           11,214,229          14,054,699

Change in fair value of investments:
  Mutual funds                                     (14,676,585)         (9,870,542)
  Butler common stock fund                          (1,136,126)            319,158
                                                 -------------         -----------
  Total change in fair value of investments        (15,812,711)         (9,551,384)

Deductions:
  Distributions                                     (5,886,614)         (7,045,615)
  Administrative expenses                              (84,696)            (84,599)
                                                 -------------         -----------
          Total deductions                          (5,971,310)         (7,130,214)
                                                 -------------         -----------
          Net decrease                             (10,569,792)         (2,626,899)

Net assets available for benefits:
  Beginning of year                                102,908,174         105,535,073
                                                 -------------         -----------
  End of year                                    $  92,338,382         102,908,174
                                                 =============         ===========

(7) INVESTMENT PORTFOLIO RISK

    The Plan provides for various investments, which, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(8) FEDERAL INCOME TAXES

    The Plan has received a favorable determination letter, dated July 16, 2002, from the IRS, qualifying the Plan under the Internal Revenue Code and exempting the trust from Federal income taxes. The Plan has been amended since receiving the determination letter. The plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes is included in these financial statements.

                          BUTLER MANUFACTURING COMPANY
                 BIRMINGHAM HOURLY EMPLOYEE SAVINGS TRUST PLAN

                                    SIGNATURE


Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

June 30, 2003                                   /s/ Larry C. Miller
-------------                                   ---------------------------
Date                                            Larry C. Miller
                                                Vice President - Finance,
                                                and Chief Financial Officer

                                 EXHIBIT INDEX


EXHIBIT NO.                   EXHIBIT DESCRIPTION
-----------                   -------------------

23                            Independent Auditors' Consent
99.1                          Certification of Periodic Report
99.2                          Certification of Periodic Report